STATEMENT BY CEO, MIKE FRASER Highlights • The Group delivered another safe quarter, with attributable gold-equivalent production of 605koz in Q3 2026, in line with plan. • Salares Norte performed strongly through the winter months, producing 136koz of gold-equivalent ounces at an all-in sustaining cost (AISC) of US$437/oz. • Gruyere, St Ives, Tarkwa, South Deep and Cerro Corona all delivered quarter-on-quarter production increases. • Group AISC of US$1,965/oz was broadly unchanged from Q2 2026 and remained within full-year cost guidance. • Windfall received its Certificate of Authorisation, confirming completion of the environmental and social impact assessment process and providing authorisation to proceed to construction and full project development. • Additional share buy backs of US$554 million were completed as at 3 November 2026, bringing total shares repurchased under the Additional Shareholder Returns Programme to US$854 million. • The Group maintained a strong balance sheet, with net debt to adjusted EBITDA of 0.13x at 30 September 2026. • The Group remains on track to deliver on the upper end of full-year production guidance, supported by a stronger fourth quarter expected, as a result of higher grades planned at St Ives and further improved performance at Gruyere, Tarkwa and Salares Norte. Delivering safe, reliable and cost-effective production Gold Fields delivered a steady third quarter, with attributable gold-equivalent production of 605koz and AISC of US$1,965/oz. Performance was supported by consistent delivery at St Ives and South Deep,alongside improved production at Tarkwa and Gruyere. This was partially offset by planned lower production at Salares Norte and lower grades at Agnew. Group AISC of US$1,965/oz was in line with the June quarter (Q2 2026: US$1,957/oz) and 26% higher than the corresponding quarter in 2025 (Q3 2025: US$1,557/oz) primarily due to external factors - including higher gold price linked royalties, stronger producer-country currencies and higher input costs, together with lower year-on-year (YoY) gold sales in the quarter under review.. Group AIC increased by 3% quarter- on-quarter (QoQ) to US$2,266/oz (Q2 2026: US$2,204/oz) and was 23% higher YoY. The QoQ increase in AIC reflects lower gold sold and higher spend at Windfall, which contributed US$144/oz to Group AIC (Q2 2026: US$118/oz), partially offset by lower capital expenditure at the mining operations. We recorded no fatalities during the quarter, extending the fatality-free delivery achieved throughout 2025 and the first half of 2026. One serious injury was recorded at the Windfall Project in July 2026, the Group’s first this year. This serves as a reminder that despite our progress, we must remain vigilant and continue strengthening our safety practices as we work towards eliminating serious injuries and fatalities. Our Safety Improvement Programme continues to advance, with a focus on moving beyond hazard awareness and visible leadership towards embedding risk-based work practices and verifying the effectiveness of critical controls at the point of work. During the quarter, we: • Advanced critical control verification across the nine critical risks associated with approximately 90% of the Group’s serious potential incidents; • Extended Visible Felt Leadership training to middle managers, including business partner leaders; and • Launched our supervisory development programme, and continued the Group-wide roll-out of our safety, risk and occupational health standards Salient features Attributable production 605koz All-in sustaining costs US$1,965/oz All-in costs US$2,266/oz JOHANNESBURG, 5 November 2026: Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 30 September 2026. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December. At Windfall, where the workforce is expected to expand materially ahead of construction, we are integrating project governance, business partner management and Group standards into the project safety management framework. We remain firmly focused on ensuring that everyone leaves work safe and well each day. Financial strength and shareholder returns Net debt increased to US$981 million at 30 September 2026 (30 June 2026: US$437 million), or US$410 million excluding lease liabilities, following the payment of the interim dividend of US$878 million and the execution of US$215 million of share buy-backs during the quarter. At 0.13x net debt to adjusted EBITDA, the balance sheet remains robust and continues to afford the business flexibility to fund sustaining capital, discretionary and growth investments while supporting our commitment to upper quartile shareholder returns. Following completion of US$300 million in share buy-backs between March and July 2026, we continued to buy back shares under the Additional Shareholder Returns Programme, which was announced in November 2025 and expanded in August 2026. As at 3 November 2026, we had repurchased a further 15.5 million shares at an average price of R592.98 per share, bringing the total value of shares repurchased to US$854 million. These share buy backs, together with the special dividend of US$253 million, paid in February 2026, brings the total returned to shareholders under the Additional Shareholder Returns Programme to US$1.11 billion of the US$1.25 billion allocated to the programme. We will continue to assess the level of additional shareholder returns against cash generation and our capital allocation framework. Operational update for the quarter ended 30 September 2026 Gold Fields Limited Reg. No. 1968/004880/06 Incorporated in the Republic of South Africa JSE, NYSE, DIFX Share Code: GFI ISIN Code: ZAE000018123 l i l i i . . I i li i , , I : I I I : Exhibit 99.1 Growing the quality and value of our portfolio Approval of the Environmental Impact Assessment for the Windfall Project On 30 October 2026 the Québec's Ministry of the Environment, the Fight Against Climate Change, Biodiversity Protection, Wildlife and Parks issued the Certificate of Authorisation (Global CA) for Windfall, confirming completion of the environmental and social impact assessment process and authorising construction, subject to applicable conditions and permits. The Global CA provides the authorisation required to proceed to construction and full project development. It follows signing of the Uukiimau Agreement with the Cree First Nation of Waswanipi, the Cree Nation Government and the Grand Council of the Crees (the Cree First Nation) in June 2026. We thank the Government of Québec, the Cree First Nation and COMEX for their rigorous review and partnership. We will now progress the Final Investment Decision (FID) for the project, and expect to publish the Windfall Mineral Resources and Mineral Reserves, planned construction and ramp-up schedule as well as the capital estimate for project development by February 2027 alongside our 2026 reviewed results. Windfall is one of the highest grade projects in Canada and is expected to produce approximately 300,000 ounces of gold per annum once ramped up, with considerable growth prospects along strike and down plunge. It represents a district scale opportunity with Gold Fields holding a land package of approximately 2,500km2 in the Urban Barry and Quévillon areas. The regional exploration programme is advancing targets across the district with the aim of discovering additional ounces. Update on the conditional, non-binding indicative proposal for the acquisition of Northern Star On 13 September 2026, Gold Fields submitted a non-binding, indicative and conditional proposal to the Board of Northern Star Resources to acquire 100% of Northern Star’s shares by way of a scheme of arrangement. We confirmed the principal terms of the proposal in our SENS announcement on 28 September 2026. In its letter of 24 September 2026, the Northern Star Board stated that it was not appropriate to engage in further discussions at that time. While we see compelling industrial logic and synergy opportunity with the proposed combination, any potential transaction would need to be consistent with our disciplined approach to capital allocation and our clear requirement that the transaction create compelling value for Gold Fields’ shareholders. Although we remain open to engagement, there can be no certainty that further engagement with the Northern Star Board will occur, that the proposal will progress, or that a transaction will ultimately be concluded. Acquisition of BHP’s Kambalda Nickel West Concentrator During October 2026, we entered into formal agreements with BHP to acquire the Kambalda Nickel Concentrator, surrounding tenements and mineralisation rights in the Goldfields region of Western Australia. Given our long-term commitment to the region, this strategic processing asset, its associated infrastructure and the prospective ground adjacent to St Ives are a natural fit for Gold Fields. The acquisition reflects our disciplined and innovative approach to improving the quality of our portfolio and is expected to be completed during 2027. Update on the renewal of the Tarkwa mining leases In November 2025, we submitted an early application for the renewal of the five Tarkwa mining leases expiring in April 2027. In July 2026, we submitted a comprehensive commercial proposal to the government of Ghana to support the lease renewals and the long-term sustainability of the mine. While we continue to seek engagement with the government, we are still awaiting feedback on our proposal and have no confirmed timeframe for this response or any further negotiations. Additionally, we continue to experience increased levels of regulatory activity at Tarkwa. With less than six months remaining on the term of the leases, significant uncertainty remains as to the timing, outcome and terms of any renewal. We continue to consider all options available to us with respect to the renewals, including the exercise of our legal rights under the leases, our Development Agreement and at law. Gold Fields has partnered with Ghana to deliver safe and responsible operations at Tarkwa for over 30 years, upholding high standards of operational discipline, environmental stewardship and social performance over this period. Our deep knowledge of the asset, combined with our financial strength and world-class technical and operational expertise, makes us well-positioned to continue investing in and optimising Tarkwa, and to extend the mine life beyond current known reserves. We will continue to pursue the lease renewals to support this objective. Having a positive impact on our communities and the environment Host community value creation Our Group Legacy Programmes continue to deliver measurable outcomes across the portfolio, from technical skills development in Chile, where governance of the Atacama talent platform is now chaired by the Regional Government, to expanded healthcare access in Ghana, with more than 2,000 people enrolled in the National Health Insurance Scheme to date. Performance by operation Gruyere produced 70koz in Q3 2026, 6% higher QoQ (Q2 2026: 67koz), on the back of a 3% increase in tonnes milled and an improvement in yield, as the improvement initiatives continued to gain momentum. AIC decreased by 10% QoQ to US$2,815/oz due to lower cost of sales and lower capital expenditure, following the purchase of two new excavators in Q2 2026. Granny Smith produced 67koz, 3% lower QoQ (Q2 2026: 69koz), consistent with the mine schedule, and 3% lower YoY on lower grade of ore milled. AIC increased by 13% QoQ to US$2,297/oz, driven by a 32% increase in capital expenditure. Development activity in the Z135 area continued, supporting the asset’s production outlook. St Ives produced 90koz, 4% higher QoQ (Q2 2026: 86koz) on increased ore processed, following the elimination of ventilation constraints at Invincible. AIC was broadly stable at US$2,848/oz, increasing by 1% QoQ, mainly due to higher cost of sales before amortisation and depreciation. Total capital expenditure decreased by 8% QoQ to US$62m, with lower expenditure on mine development at the Invincible and Hamlet mines, and was 25% lower YoY as the St Ives Renewables Project nears completion. Agnew produced 47koz, 19% lower QoQ (Q2 2026: 58koz) mainly due to ventilation interruptions at Waroonga resulting in lower feed grades to the mill. AIC increased by 16% QoQ to US$2,673/oz (Q2 2026: US$2,309/oz) on lower gold sales, partially offset by lower capital expenditure and lower cost of sales. Capital expenditure decreased by 9% QoQ to US$23m with lower mine development expenditure at Waroonga. South Deep delivered another quarter of improvement, with production increasing by 5% QoQ to 80.7koz (Q2 2026: 76.5koz) and 4% YoY. This was driven by an increase in total tonnes mined and higher grades, which also supported higher underground ore milled. AIC remained stable QoQ at US$2,226/oz (Q2 2026: US$2,225/oz), as the benefit of higher gold sales volumes was largely offset by higher capital expenditure. Tarkwa produced 101koz, 4% higher QoQ (Q2 2026: 98koz) as milled tonnes increased by 5% on higher plant availability and utilisation. AIC increased by 3% QoQ to US$2,559/oz, mainly due to a higher gold-in- process charges as stockpiles were depleted, partially offset by higher gold sold. Salares Norte produced 136koz gold-equivalent. ounces, 21% higher YoY but 17% lower QoQ (Q2 2026: 164koz) due to lower planned tonnes milled through the winter period in the quarter. Metallurgical recovery was up 1.2% over Q2 2026. AISC remained competitively low at US$437/oz. The operation remains well-positioned to deliver between 550koz and 600koz gold-equivalent production in 2026. Cerro Corona produced 29koz gold-equivalent, 1% higher QoQ (Q2 2026: 29koz), on higher tonnes milled and a higher price factor, partially offset by lower gold head grade. Production was 29% lower YoY, reflecting the processing of low-grade stockpiles that commenced in November 2025 in line with the mine’s planned profile. AIC per gold ounce sold decreased by 44% QoQ to US$1,075/oz (Q2 2026: US$1,928/oz) on lower cost of sales, higher by-product credits and higher gold sold. 2026 guidance affirmed We expect a stronger fourth quarter, driven by higher planned grades at St Ives, the sale of gold held at Gruyere at quarter-end, continued improvement at Tarkwa and continued strong performance from Salares Norte. These factors underpin our expectation to deliver to the upper end of the full-year production guidance range of 2.4 to 2.6Moz. Despite cost pressures mainly due to external factors, AISC and AIC are expected to be between US$1,800 and US$2,000/oz, and US$2,075 and US$2,300/oz respectively, within our original guidance. As indicated in our H1 2026 results, capital expenditure guidance is now expected to be US$1,600–1,800 million, following reclassification of certain Windfall expenditure from capital expenditure to exploration expense. Accordingly, while capital expenditure is expected to decrease, a portion of the reduction will be offset by higher growth exploration expenditure. Sustaining capital expenditure guidance remains unchanged at US$1,300–1,400 million. With a strong balance sheet, an active shareholder returns programme and a clear growth pipeline, we remain well-positioned to continue delivering on our strategy and creating value our shareholders. Mike Fraser Chief Executive Officer 5 November 2026 2 Gold Fields Operational Update September Quarter 2026 Key statistics United States Dollar Quarter Figures in millions unless otherwise stated September 2026 June 2026 September 2025 Gold produced – attributable oz (000) 605 634 621 Gold produced – managed oz (000) 621 650 638 Gold sold – managed oz (000) 613 643 683 Tonnes milled/treated 000 11,066 10,631 10,882 Revenue US$/oz 4,278 4,505 3,468 AISC# US$/oz 1,965 1,957 1,557 Total AIC# US$/oz 2,266 2,204 1,835 Net debt US$m 981 437 791 Net debt (excluding lease liabilities) US$m 410 (22) 360 Net debt to adjusted EBITDA ratio 0.13 0.06 0.17 At 30 September 2026, all operations are wholly owned except for Tarkwa and Damang (up to 18 April 2026) in Ghana (90.0%), South Deep in South Africa (93.10%) and Cerro Corona in Peru (99.5%) # AISC and total AIC in the key statistics table include all Gold Fields operations, projects and offices Figures may not add as they are rounded independently All-in cost reconciliation United States Dollar Quarter Figures in millions unless otherwise stated September 2026 June 2026 September 2025 Total AIC for mining operations US$/oz 2,094 2,055 1,730 Windfall US$/oz 144 118 72 Corporate and other US$/oz 27 31 33 Total AIC US$/oz 2,266 2,204 1,835 Currencies and metal prices United States Dollar Quarter Figures in millions unless otherwise stated September 2026 June 2026 September 2025 US$1-ZAR 16.29 16.49 17.63 A$-US$ 0.71 0.71 0.65 US$-C$ 0.71 0.72 0.73 Gold price (US$/oz) 4,278 4,505 3,468 Copper price (US$/tonne) 14,121 13,324 9,792 Silver price (US$/oz) 63 73 39 Stock data for the quarter ended September 2026 Number of shares in issue NYSE – (GFI) – at 30 September 2026 884,686,053 Range – Quarter US$31.25 – US$48.87 – average YTD 891,162,476 Average Volume – Quarter 3,550,730 shares/day Free float 100 percent JSE Limited – (GFI) ADR ratio 1:1 Range – Quarter ZAR515.38 - ZAR779.48 Bloomberg/Reuters GFISJ/GFLJ.J Average volume – Quarter 2,640,976 shares/day 3 Gold Fields Operational Update September Quarter 2026 Salient features and cost benchmarks United States Dollar South African Rand Figures are in millions unless otherwise stated Total Mine operations including discontinued operations Total Mine Operations excluding discontinued operations Peru Chile Ghana South Africa Cerro Corona Salares Norte Project Tarkwa South Deep South Deep Operating results Ore milled/treated (000 tonnes) Sept 2026 11,066 11,066 1,716 479 3,813 829 829 Jun 2026 10,631 10,444 1,592 530 3,621 676 676 Sept 2025 10,882 9,668 1,563 368 3,826 801 801 Yield (grams per tonne) Sept 2026 1.7 1.7 0.5 8.8 0.8 3.0 3.0 Jun 2026 1.9 1.9 0.6 9.6 0.8 3.5 3.5 Sept 2025 1.8 2.0 0.8 9.5 1.0 3.0 3.0 Gold produced (000 managed equivalent ounces) Sept 2026 620.9 620.9 29.4 135.9 101.2 80.7 2,511 Jun 2026 649.4 646.4 29.2 163.7 97.5 76.5 2,380 Sept 2025 638.2 615.5 41.4 112.2 122.9 77.7 2,418 Gold produced (000 attributable equivalent ounces) Sept 2026 605.1 605.1 29.3 135.9 91.1 75.2 2,338 Jun 2026 634.0 631.2 29.1 163.7 87.7 71.2 2,216 Sept 2025 620.7 600.2 41.2 112.2 110.6 75.0 2,331 Gold sold (000 managed equivalent ounces) Sept 2026 612.9 612.9 29.2 140.5 101.2 81.2 2,526 Jun 2026 642.9 639.8 26.1 162.8 97.4 77.1 2,398 Sept 2025 683.1 660.4 44.1 116.7 121.2 86.3 2,685 Cost of sales before amortisation and depreciation (million) Sept 2026 (803.9) (803.9) (58.8) (96.6) (154.0) (123.7) (2,015.4) Jun 2026 (848.8) (824.4) (64.0) (85.0) (125.5) (119.0) (1,961.3) Sept 2025 (762.3) (704.4) (44.0) (73.4) (148.3) (114.5) (2,032.4) Sustaining capital (million) Sept 2026 (297.3) (297.3) (0.9) (11.4) (54.2) (32.4) (527.9) Jun 2026 (318.6) (318.6) (0.6) (19.2) (62.5) (26.0) (428.6) Sept 2025 (244.3) (244.3) (0.7) (42.5) (73.8) (32.8) (582.6) Non-sustaining capital (million) Sept 2026 (61.2) (61.2) (3.5) (8.0) (15.1) (5.0) (81.3) Jun 2026 (54.9) (54.9) (4.1) (7.6) (10.3) (3.7) (60.6) Sept 2025 (108.4) (108.4) (11.0) (25.8) — — — Total capital expenditure (million) Sept 2026 (358.5) (358.5) (4.4) (19.4) (69.3) (37.4) (609.2) Jun 2026 (373.5) (373.5) (4.7) (26.8) (72.8) (29.7) (489.2) Sept 2025 (352.7) (352.7) (11.7) (68.3) (73.8) (32.8) (582.6) AISC (Dollar per ounce) Sept 2026 1,950 1,950 637 437 2,409 2,164 1,133,994 Jun 2026 1,937 1,906 1,412 436 2,376 2,177 1,152,938 Sept 2025 1,530 1,478 (4) 724 2,102 1,804 1,029,496 Total AIC (Dollar per ounce) Sept 2026 2,094 2,094 1,075 538 2,559 2,226 1,166,167 Jun 2026 2,055 2,024 1,928 511 2,482 2,225 1,178,231 Sept 2025 1,730 1,685 475 982 2,102 1,804 1,029,496 Average exchange rates were US$1 = R16.29, US$1 = R16.49 and US$1 = R17.63 for the September 2026, June 2026 and September 2025 quarters The Australian/US Dollar exchange rates were A$1 = US$0.71, A$1 = US$0.71 and A$1 = US$0.65 for the September 2026, June 2026 and September 2025 quarters Figures may not add as they are rounded independently 4 Gold Fields Operational Update September Quarter 2026

Salient features and cost benchmarks continued United States Dollar Australian Dollar United States Dollar Australia Australia Discontinued Figures are in millions unless otherwise stated Agnew St Ives Granny Smith Gruyere Agnew St Ives Granny Smith Gruyere Damang Operating results Ore milled/treated (000 tonnes) Sept 2026 311 1,187 343 2,388 311 1,187 343 2,388 — Jun 2026 328 1,018 358 2,320 328 1,018 358 2,320 186 Sept 2025 305 1,075 348 1,383 305 1,075 348 1,383 1,214 Yield (grams per tonne) Sept 2026 4.7 2.3 6.1 0.9 4.7 2.3 6.1 0.9 — Jun 2026 5.5 2.6 6.0 0.9 5.5 2.6 6.0 0.9 0.5 Sept 2025 6.3 2.6 6.2 0.9 6.3 2.6 6.2 0.9 0.6 Gold produced (000 managed equivalent ounces) Sept 2026 46.7 89.5 67.4 70.2 46.7 89.5 67.4 70.2 — Jun 2026 57.5 86.1 69.4 66.5 57.5 86.1 69.4 66.5 3.1 Sept 2025 62.1 89.1 69.5 40.6 62.1 89.1 69.5 40.6 22.7 Gold produced (000 attributable equivalent ounces) Sept 2026 46.7 89.5 67.4 70.2 46.7 89.5 67.4 70.2 — Jun 2026 57.5 86.1 69.4 66.5 57.5 86.1 69.4 66.5 2.8 Sept 2025 62.1 89.1 69.5 40.6 62.1 89.1 69.5 40.6 20.4 Gold sold (000 managed equivalent ounces) Sept 2026 46.5 85.9 67.4 61.2 46.5 85.9 67.4 61.2 — Jun 2026 56.7 86.1 66.3 67.3 56.7 86.1 66.3 67.3 3.1 Sept 2025 71.2 100.5 79.4 41.0 71.2 100.5 79.4 41.0 22.7 Cost of sales before amortisation and depreciation (million) Sept 2026 (80.5) (156.9) (76.2) (57.2) (114.0) (222.2) (107.8) (80.8) — Jun 2026 (88.6) (155.4) (75.7) (111.2) (125.0) (219.1) (106.4) (156.8) (24.4) Sept 2025 (74.2) (138.5) (69.3) (42.1) (114.1) (213.5) (106.3) (64.8) (57.9) Sustaining capital (million) Sept 2026 (21.3) (34.8) (60.6) (81.6) (30.2) (49.3) (86.0) (115.5) — Jun 2026 (21.6) (42.8) (46.1) (99.7) (30.5) (60.5) (65.2) (140.8) — Sept 2025 (11.7) (25.3) (24.1) (33.2) (18.0) (38.6) (36.8) (51.0) — Non-sustaining capital (million) Sept 2026 (1.8) (27.3) — (0.4) (2.5) (38.6) — (0.6) — Jun 2026 (3.7) (24.7) (0.1) (0.7) (5.3) (34.7) (0.2) (1.0) — Sept 2025 (11.4) (57.4) (2.8) — (17.4) (88.7) (4.3) — — Total capital expenditure (million) Sept 2026 (23.1) (62.1) (60.6) (82.0) (32.7) (87.9) (86.0) (116.1) — Jun 2026 (25.3) (67.5) (46.2) (100.4) (35.8) (95.2) (65.4) (141.8) — Sept 2025 (23.1) (82.7) (26.9) (33.2) (35.4) (127.3) (41.1) (51.0) — AISC (Dollar per ounce) Sept 2026 2,539 2,456 2,233 2,808 3,597 3,480 3,164 3,975 — Jun 2026 2,175 2,477 2,016 3,131 3,068 3,495 2,841 4,419 8,192 Sept 2025 1,370 1,670 1,316 1,924 2,105 2,564 2,015 2,951 2,990 Total AIC (Dollar per ounce) Sept 2026 2,673 2,848 2,297 2,815 3,786 4,035 3,255 3,986 — Jun 2026 2,309 2,820 2,050 3,142 3,256 3,978 2,889 4,434 8,192 Sept 2025 1,654 2,317 1,384 1,924 2,541 3,562 2,121 2,951 2,990 Average exchange rates were US$1 = R16.29, US$1 = R16.49 and US$1 = R17.63 for the September 2026, June 2026 and September 2025 quarters The Australian/US Dollar exchange rates were A$1 = US$0.71, A$1 = US$0.71 and A$1 = US$0.65 for the September 2026, June 2026 and September 2025 quarters Figures may not add as they are rounded independently 5 Gold Fields Operational Update September Quarter 2026 Review of operations Quarter ended 30 September 2026 compared with quarter ended 30 June 2026 and quarter ended 30 September 2025 Figures may not add as they are rounded independently. Gruyere September 2026 June 2026 Variance September 2025 Variance Ore mined 000 tonnes 2,253 1,878 20% 2,040 10% Waste (Capital) 000 tonnes 8,931 9,436 (5%) 13,217 (32%) Waste (Operational) 000 tonnes 426 1,081 (61%) 1,393 (69%) Total waste mined 000 tonnes 9,357 10,517 (11%) 14,610 (36%) Total tonnes mined 000 tonnes 11,610 12,395 (6%) 16,650 (30%) Grade mined g/t 1.05 0.97 8% 1.03 2% Gold mined 000’oz 76.1 58.5 30% 67.8 12% Strip ratio waste/ ore 4.2 5.6 (25%) 6.7 (37%) Tonnes milled 000 tonnes 2,388 2,320 3% 2,620 (9%) Yield g/t 0.91 0.89 2% 0.93 (2%) Gold produced 000’oz 70.2 66.5 6% 78.0 (10%) Gold sold 000’oz 61.2 67.3 (9%) 80.5 (24%) AISC A$/oz 3,975 4,419 (10%) 2,951 35% US$/oz 2,808 3,131 (10%) 1,924 46% AIC A$/oz 3,986 4,434 (10%) 2,951 35% US$/oz 2,815 3,142 (10%) 1,924 46% Sustaining capital expenditure A$m 115.5 140.8 (18%) 51.0 126% US$m 81.6 99.7 (18%) 33.2 146% Non-sustaining capital expenditure A$m 0.6 1.0 (40%) — 100% US$m 0.4 0.7 (43%) — 100% Total capital expenditure A$m 116.1 141.8 (18%) 51.0 128% US$m 82.0 100.4 (18%) 33.2 147% Gruyere included on a 100% basis following the Gold Road acquisition from 26 September 2025 September 2026 quarter compared with the June 2026 quarter Gold production increased by 6% to 70,200oz in the September 2026 quarter from 66,500oz in the June 2026 quarter on the back of a 3% increase in tonnes milled from 2,320,000 tonnes in the June quarter to 2,388,000 tonnes in the September quarter, combined with a 2% increase in yield from 0.89g/t in the June quarter to 0.91g/t in the September quarter. AIC decreased by 10% to A$3,986/oz (US$2,815/oz) in the September 2026 quarter from A$4,434/oz (US$3,142/oz) in the June quarter due to lower cost of sales before amortisation and depreciation and lower capital expenditure, partially offset by a decrease in gold sales. Total capital expenditure decreased by 18% to A$116m (US$82m) in the September quarter from A$142m (US$101m) in the June quarter, following the purchase of two new excavators in the June quarter. September 2026 quarter compared with the September 2025 quarter The 10% lower gold production in the September 2026 quarter when compared to the September 2025 quarter was primarily due to lower tonnes milled in the September 2026 quarter, which was a result of higher planned downtime due to remediating the ball mill pinion bearing differential as well as lower feed grade during the planned and unplanned shutdowns. The 35% increase in AIC in the September 2026 quarter compared to the September 2025 quarter, was due to higher cost of sales before amortisation and depreciation and higher capital expenditure due to increased contractor mining costs, combined with lower gold sales. The 128% increase in capital expenditure in the September 2026 quarter compared to the September 2025 quarter, reflects the recognition of Gruyere's financial results at 100% following the Gold Road acquisition in September 2025. 6 Gold Fields Operational Update September Quarter 2026 Review of operations continued Granny Smith September 2026 June 2026 Variance September 2025 Variance Underground ore mined 000 tonnes 338 345 (2%) 357 (5%) Underground waste mined 000 tonnes 127 140 (9%) 131 (3%) Total tonnes mined 000 tonnes 465 485 (4%) 488 (5%) Grade mined – underground g/t 6.34 6.47 (2%) 6.66 (5%) Gold mined 000’oz 68.9 71.7 (4%) 76.4 (10%) Tonnes milled 000 tonnes 343 358 (4%) 348 (1%) Yield g/t 6.11 6.03 1% 6.22 (2%) Gold produced 000’oz 67.4 69.4 (3%) 69.5 (3%) Gold sold 000’oz 67.4 66.3 2% 79.4 (15%) AISC A$/oz 3,164 2,841 11% 2,015 57% US$/oz 2,233 2,016 11% 1,316 70% AIC A$/oz 3,255 2,889 13% 2,121 53% US$/oz 2,297 2,050 12% 1,384 66% Sustaining capital expenditure A$m 86.0 65.2 32% 36.8 134% US$m 60.6 46.1 31% 24.1 151% Non-sustaining capital expenditure A$m — 0.2 (100%) 4.3 (100%) US$m — 0.1 (100%) 2.8 (100%) Total capital expenditure A$m 86.0 65.4 31% 41.1 109% US$m 60.6 46.2 31% 26.9 125% September 2026 quarter compared with the June 2026 quarter Gold production decreased by 3% to 67,400oz in the September quarter from 69,400oz in the June quarter due to a 4% decrease in tonnes milled. AIC increased by 13% to A$3,255/oz (US$2,297/oz) in the September quarter from A$2,889/oz (US$2,050/oz) in the June quarter, due to increased capital expenditure partially offset by higher gold sales in the September quarter. Total capital expenditure increased by 32% to A$86m (US$61m) in the September quarter from A$65m (US$46m) in the June quarter, with A$30m (US$21m) spent on the Wallaby Enabling Infrastructure Project. September 2026 quarter compared with the September 2025 quarter The 3% decrease in gold production in the September 2026 quarter, when compared to the September 2025 quarter, was mainly due to lower grade of ore milled. The 53% increase in AIC compared to the September 2025 quarter was due to increased capital expenditure and lower gold sold. The 109% increase in capital expenditure in the September 2026 quarter was due to increased development activity in the Z135 area, and expenditure on the Wallaby Enabling Infrastructure Project. 7 Gold Fields Operational Update September Quarter 2026 Review of operations continued St Ives September 2026 June 2026 Variance September 2025 Variance Underground Ore mined 000 tonnes 602 508 19% 573 5% Waste mined 000 tonnes 260 251 4% 227 15% Total tonnes mined 000 tonnes 862 759 14% 800 8% Grade mined g/t 3.72 4.39 (15%) 3.44 8% Gold mined 000’oz 72.0 71.8 —% 63.4 14% Surface Ore mined 000 tonnes 1,184 766 55% 559 112% Waste (Capital) 000 tonnes 240 757 (68%) — 100% Waste (Operational) 000 tonnes 2,434 1,126 116% 1,174 107% Total waste mined 000 tonnes 2,674 1,883 42% 1,174 128% Total tonnes mined 000 tonnes 3,858 2,649 46% 1,733 123% Grade mined g/t 0.87 1.04 (16%) 1.59 (45%) Gold mined 000’oz 33.0 25.5 29% 28.7 15% Strip ratio waste/ ore 2.3 2.5 (8%) 2.1 10% Total (underground and surface) Total ore mined 000 tonnes 1,786 1,275 40% 1,132 58% Total grade mined g/t 1.83 2.37 (23%) 2.53 (28%) Total tonnes mined 000 tonnes 4,720 3,408 38% 2,533 86% Total gold mined 000’oz 105.0 97.3 8% 92.0 14% Tonnes milled 000 tonnes 1,187 1,018 17% 1,075 10% Yield – underground g/t 3.35 4.46 (25%) 3.24 3% Yield – surface g/t 1.12 1.29 (13%) 1.80 (38%) Yield – combined g/t 2.34 2.63 (11%) 2.58 (9%) Gold produced 000’oz 89.5 86.1 4% 89.1 —% Gold sold 000’oz 85.9 86.1 —% 100.5 (15%) AISC A$/oz 3,480 3,495 —% 2,564 36% US$/oz 2,456 2,477 (1%) 1,670 47% AIC A$/oz 4,035 3,978 1% 3,562 13% US$/oz 2,848 2,820 1% 2,317 23% Sustaining capital expenditure A$m 49.3 60.5 (19%) 38.6 28% US$m 34.8 42.8 (19%) 25.3 38% Non-sustaining capital expenditure A$m 38.6 34.7 11% 88.7 (56%) US$m 27.3 24.7 11% 57.4 (52%) Total capital expenditure A$m 87.9 95.2 (8%) 127.3 (31%) US$m 62.1 67.5 (8%) 82.7 (25%) September 2026 quarter compared with the June 2026 quarter Gold production increased by 4% to 89,500oz in the September quarter from 86,100oz in the June quarter on the back of increased ore processed, which were partly offset by lower surface and underground grades as we mined increased volumes in the early stages of Santa Ana and due to planned sequencing of lower grade stopes from Invincible, which are expected to improve in Q4 2026. AIC remained stable, increasing by 1% to A$4,035/oz (US$2,848/oz) in the September quarter from A$3,978/oz (US$2,820/oz) in the June quarter, mainly due to higher cost of sales before amortisation and depreciation. Total capital expenditure decreased by 8% to A$88m (US$62m) in the September quarter from A$95m (US$68m) in the June quarter, with lower expenditure on mine development at the Invincible and Hamlet mines. September 2026 quarter compared with the September 2025 quarter Gold production was similar in the September 2026 quarter compared to the September 2025 quarter. AIC was 13% higher compared to the September 2025 quarter, primarily due to lower gold sales achieved in the September 2026 quarter, partially offset by lower capital expenditure. The 25% decrease in capital expenditure compared to the September 2025 quarter reflects lower spend on the Renewables Power Project, as this project nears completion. 8 Gold Fields Operational Update September Quarter 2026

Review of operations continued

Agnew

		September 2026	June 2026	Variance	September 2025	Variance
Underground						
Ore mined	000 tonnes	**315**	282	12%	298	6%
Waste mined	000 tonnes	**168**	214	(21%)	279	(40%)
Total tonnes mined	000 tonnes	**483**	496	(3%)	577	(16%)
Grade mined	g/t	**5.25**	6.43	(18%)	7.10	(26%)
Gold mined	000'oz	**53.3**	58.4	(9%)	68.0	(22%)
Tonnes milled	000 tonnes	**311**	328	(5%)	305	2%
Yield – underground	g/t	**4.67**	5.46	(14%)	6.34	(26%)
Gold produced	000'oz	**46.7**	57.5	(19%)	62.1	(25%)
Gold sold	000'oz	**46.5**	56.7	(18%)	71.2	(35%)
AISC	A$/oz	**3,597**	3,068	17%	2,105	71%
	US$/oz	**2,539**	2,175	17%	1,370	85%
AIC	A$/oz	**3,786**	3,256	16%	2,541	49%
	US$/oz	**2,673**	2,309	16%	1,654	62%
Sustaining capital expenditure	A$m	**30.2**	30.5	(1%)	18.0	68%
	US$m	**21.3**	21.6	(1%)	11.7	82%
Non-sustaining capital expenditure	A$m	**2.5**	5.3	(53%)	17.4	(86%)
	US$m	**1.8**	3.7	(51%)	11.4	(84%)
Total capital expenditure	A$m	**32.7**	35.8	(9%)	35.4	(8%)
	US$m	**23.1**	25.3	(9%)	23.1	—%

September 2026 quarter compared with the June 2026 quarter

Gold production decreased by 19% to 46,700oz in the September 2026 quarter from 57,500oz in the June 2026 quarter mainly due to lower grade of ore from underground sources following ventilation interruptions at Waroonga, which resulted in lower feed grades to the mill.

AIC increased by 16% to A$3,786/oz (US$2,673/oz) in the September quarter from A$3,256/oz (US$2,309/oz) in the June quarter mainly due to lower gold sales, partially offset by decreased capital expenditure and lower cost of sales before amortisation and depreciation.

Total capital expenditure decreased by 9% to A$33m (US$23m) in the September quarter from A$36m (US$25m) in the June quarter with less mine development expenditure at Waroonga.

September 2026 quarter compared with the September 2025 quarter

Gold production in the September 2026 quarter was 25% lower than the September 2025 quarter, with high-grade stopes accessed in the Kath area of Waroonga in September 2025.

The 49% increase in AIC in the September 2026 quarter compared to the September 2025 quarter was due to the decrease in gold sales in the September 2026 quarter, partially offset by lower capital expenditure.

The 8% decrease in capital expenditure in September 2026 was due to less mine development expenditure at Waroonga.

9 **Gold Fields** Operational Update September Quarter 2026

Review of operations continued

South Deep

		September 2026	June 2026	Variance	September 2025	Variance
Ore mined	000 tonnes	**457**	443	3%	432	6%
Waste mined	000 tonnes	**75**	60	25%	90	(17%)
Total tonnes	000 tonnes	**532**	503	6%	522	2%
Grade mined – underground reef	g/t	**5.69**	5.37	6%	6.14	(7%)
Grade mined – underground total	g/t	**4.89**	4.73	3%	5.08	(4%)
Gold mined	kg	**2,595**	2,381	9%	2,655	(2%)
	000'oz	**83.4**	76.5	9%	85.4	(2%)
Development	m	**2,849**	2,659	7%	3,011	(5%)
Secondary support	m	**2,936**	3,473	(15%)	3,574	(18%)
Backfill	m^3	**157,245**	135,347	16%	142,132	11%
Ore milled – underground reef	000 tonnes	**453**	430	5%	420	8%
Ore milled – underground waste	000 tonnes	**51**	29	76%	48	6%
Total underground tonnes milled	000 tonnes	**504**	459	10%	468	8%
Ore milled – surface	000 tonnes	**325**	217	50%	333	(2%)
Total tonnes milled	000 tonnes	**829**	676	23%	801	3%
Yield – underground reef	g/t	**5.44**	5.45	—%	5.64	(4%)
Surface yield	g/t	**0.15**	0.15	—%	0.14	7%
Total yield	g/t	**3.03**	3.52	(14%)	3.02	—%
Gold produced	kg	**2,511**	2,380	6%	2,418	4%
	000'oz	**80.7**	76.5	5%	77.7	4%
Gold sold	kg	**2,526**	2,398	5%	2,685	(6%)
	000'oz	**81.2**	77.1	5%	86.3	(6%)
AISC	R/kg	**1,133,994**	1,152,938	(2%)	1,029,496	10%
	US$/oz	**2,164**	2,177	(1%)	1,804	20%
AIC	R/kg	**1,166,167**	1,178,231	(1%)	1,029,496	13%
	US$/oz	**2,226**	2,225	—%	1,804	23%
Sustaining capital expenditure	Rm	**527.9**	428.6	23%	582.6	(9%)
	US$m	**32.4**	26.0	25%	32.8	(1%)
Non-sustaining capital expenditure	Rm	**81.3**	60.6	34%	—	100%
	US$m	**5.0**	3.7	35%	—	100%
Total capital expenditure	Rm	**609.2**	489.3	25%	582.6	5%
	US$m	**37.4**	29.7	26%	32.8	14%

September 2026 quarter compared with the June 2026 quarter

Gold production increased by 6% to 2,511kg (80.7koz) in the September 2026 quarter, compared with 2,380kg (76.5koz) in the June 2026 quarter. The improvement was driven by a 6% increase in total tonnes mined, from 503kt to 532kt and higher grades in line with the business plan. Increased mining volumes also supported higher underground ore milled during the quarter.

AIC R/kg decreased by 1% to R1,166,167/kg (US$2,226/oz) mainly due to higher gold sold partially offset by higher capital expenditure.

Total capital expenditure increased by 25% to R609m (US$37m) in the September 2026 quarter from R489m (US$30m) in the June 2026 quarter due to the third Water Treatment Plant expenditure, scheduled UG mobile fleet deliveries and capital infrastructure development.

September 2026 quarter compared with the September 2025 quarter

Gold production increased by 4% to 2,511kg (80.7koz) in the September 2026 quarter, compared with 2,418kg (77.7koz) in the September 2025 quarter. The increase was primarily driven by higher mining volumes despite lower underground reef grades, which are associated with the current mining footprint. As a result, underground ore milled increased by 8% compared with the corresponding period in the prior year.

AIC R/kg increased by 13% mainly due to lower gold sold, higher cost of sales before amortisation and depreciation as well as higher capital expenditure.

Capital expenditure increased by 5% in the September 2026 quarter. The main expenditure items relate to an increase in infrastructure and Equipment – New & Replacement.

10 **Gold Fields** Operational Update September Quarter 2026

Review of operations continued

Tarkwa

		September 2026	June 2026	Variance	September 2025	Variance
Ore mined	000 tonnes	**2,672**	2,469	8%	2,730	(2%)
Waste (Capital)	000 tonnes	**8,778**	8,665	1%	13,269	(34%)
Waste (Operational)	000 tonnes	**12,998**	10,889	19%	9,069	43%
Total waste mined	000 tonnes	**21,776**	19,554	11%	22,338	(3%)
Total tonnes mined	000 tonnes	**24,448**	22,023	11%	25,068	(2%)
Strip ratio	waste/ ore	**8.2**	7.9	4%	8.2	—%
Grade mined	g/t	**1.01**	1.09	(7%)	1.33	(24%)
Gold mined	000'oz	**86.4**	86.2	—%	116.8	(26%)
Tonnes milled	000 tonnes	**3,813**	3,621	5%	3,826	—%
Yield	g/t	**0.83**	0.84	(1%)	1.00	(17%)
Gold produced	000'oz	**101.2**	97.5	4%	122.9	(18%)
Gold sold	000'oz	**101.2**	97.4	4%	121.2	(17%)
AISC	US$/oz	**2,409**	2,376	1%	2,102	15%
AIC	US$/oz	**2,559**	2,482	3%	2,102	22%
Sustaining capital expenditure	US$m	**54.2**	62.5	(13%)	73.8	(27%)
Non-sustaining capital expenditure	US$m	**15.1**	10.3	47%	—	100%
Total capital expenditure	US$m	**69.3**	72.8	(5%)	73.8	(6%)

September 2026 quarter compared with the June 2026 quarter

Gold production increased by 4% to 101,200oz in the September quarter from 97,500oz in the June quarter due to higher milled tonnes. Tonnes milled increased by 5% to 3,813kt in the September quarter from 3,621kt in the June quarter due to higher plant availability and utilisation in the September quarter.

AIC increased by 3% to US$2,559/oz in the September quarter from US$2,482/oz in the June quarter mainly due to higher GIP cost, partially offset by higher gold sold.

GIP cost increased by 106% to a cost of US$0.9m in the September quarter from a credit of US$14.6m in the June quarter mainly due to depletion from GIC and ROM stockpile in the September quarter compared to additions to ROM stockpile in the June quarter.

Total capital expenditure decreased by 5% to US$69m in the September quarter from US$73m in the June quarter mainly due to timing of TSF raise construction expenditure.

September 2026 quarter compared with the September 2025 quarter

Gold production decreased by 18% to 101,200oz in the September 2026 quarter from 122,900oz in the September 2025 quarter, mainly due to lower yield. Yield decreased by 17% to 0.83g/t in September 2026 quarter from 1.00g/t in the September 2025 quarter, due to lower grades fed. In the September 2026 quarter, 2.44Mt was fed from ex-pit at a grade of 1.02g/t and 1.37Mt from stockpile at a grade of 0.68g/t while 2.27Mt was fed from ex- pit at a grade of 1.32g/t and 1.55Mt from stockpile at a grade of 0.79g/t in the September 2025 quarter.

AIC increased by 22% in the September 2026 quarter due to lower gold sold and higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure. Cost of sales before amortisation and depreciation increased by 4% to US$154m in the September 2026 quarter from US$148m in the September 2025 quarter due to higher mining cost driven by higher fuel and rise and fall cost.

Total capital expenditure decreased by 6% in the September 2026 quarter due to lower capital waste tonnes mined in the September 2026 quarter.

11 **Gold Fields** Operational Update September Quarter 2026

Review of operations continued

Salares Norte

		September 2026	June 2026	Variance	September 2025	Variance
Ore mined	000 tonnes	**1,058**	1,491	(29%)	–	100%
Waste (capital)	000 tonnes	**2,087**	2,323	(10%)	5,612	(63%)
Waste (operational)	000 tonnes	**586**	1,877	(69%)	–	100%
Total waste mined	000 tonnes	**2,673**	4,200	(36%)	5,612	(52%)
Total tonnes mined	000 tonnes	**3,731**	5,691	(34%)	5,612	(34%)
Strip ratio	waste/ ore	**2.53**	2.82	(10%)	–	100%
Grade mined – gold	g/t	**5.79**	5.15	12%	–	100%
Grade mined – silver	g/t	**101.24**	85.51	18%	–	100%
Gold mined	000'oz	**197.1**	247.1	(20%)	–	100%
Silver mined	000'oz	**3,444.6**	4,098	(16%)	–	100%
Tonnes milled	000 tonnes	**479**	530	(10%)	368	30%
Gold recoveries	per cent	**94%**	93	1%	84%	12%
Silver recoveries	per cent	**68%**	80	(15%)	66%	3%
Yield – Gold	g/t	**7.7**	8.6	(10%)	8.7	(11%)
– Silver	per cent	**76.1**	63.4	20%	67.6	13%
– Combined	eq g/t	**8.8**	9.6	(8%)	9.5	(7%)
Gold produced	000'oz	**118.7**	146.1	(19%)	103.1	15%
Silver produced	000'oz	**1,171.9**	1,079.9	9%	798.4	47%
Total equivalent gold produced	000' eq oz	**135.9**	163.7	(17%)	112.2	21%
Total equivalent gold sold	000' eq oz	**140.5**	162.8	(14%)	116.7	20%
AISC	US$/oz	**437**	436	–%	724	(40%)
AISC	US$/ eq oz	**901**	876	3%	942	(4%)
AIC	US$/oz	**538**	511	5%	982	(45%)
AIC	US$/ eq oz	**990**	943	5%	1,180	(16%)
Sustaining capital expenditure	US$m	**11.4**	19.2	(41%)	42.5	(73%)
Non-sustaining expenditure	US$m	**8.0**	7.6	5%	25.8	(69%)
Total capital expenditure	US$m	**19.4**	26.8	(28%)	68.3	(72%)

September 2026 quarter compared with the June 2026 quarter

Gold-equivalent production decreased by 17% to 135,900 eq oz from 163,700 eq oz (gold: 118,700 oz; silver: 1,171,900oz), mainly due to planned lower tonnes milled and a lower gold yield. Silver production increased by 9% as higher grades offset lower recoveries.

Total tonnes mined decreased by 34% to 3.7Mt in line with plans during the winter weather conditions.

AIC increased by 5% to US$538/oz from US$511/oz, mainly due to lower gold ounces sold, partially offset by lower capital expenditure.

Total capital expenditure decreased by 28% to US$19m from US$27m, due to lower sustaining capital.

September 2026 quarter compared with September 2025 quarter

Gold-equivalent production increased by 21% to 135,900 eq oz from 112,200 eq oz, driven by higher tonnes milled and higher gold recoveries.

AIC decreased by 45% to US$538/oz from US$982/oz mainly due to higher gold sold and lower capital expenditure.

Total capital expenditure decreased by 72% to US$19m from US$68m. The September 2025 quarter included project and ramp-up capital expenditure with commercial levels of production achieved on 31 August 2025.

12 **Gold Fields** Operational Update September Quarter 2026

Review of operations continued

Cerro Corona

		September 2026	June 2026	Variance	September 2025	Variance
Ore mined	000 tonnes	–	–	–%	5,155	(100%)
Waste mined	000 tonnes	–	–	–%	388	(100%)
Total tonnes mined	000 tonnes	–	–	–%	5,543	(100%)
Strip ratio	waste/ ore	–	–	–%	0.22	(100%)
Grade mined – gold	g/t	–	–	–%	0.51	(100%)
Grade mined – copper	per cent	–	–	–%	0.36	(100%)
Gold mined	000'oz	–	–	–%	84.0	(100%)
Copper mined	000 tonnes	–	–	–%	18,420	(100%)
Tonnes milled	000 tonnes	1,716	1,592	8%	1,563	10%
Gold recovery	per cent	65.0	67.5	(4%)	74.9	(13%)
Copper recovery	per cent	81.2	82.8	(2%)	91.2	(11%)
Yield – Gold	g/t	0.28	0.33	(15%)	0.51	(45%)
– Copper	per cent	0.27	0.29	(7%)	0.39	(31%)
– Combined	eq g/t	0.53	3.52	(85%)	0.82	(35%)
Gold produced	000'oz	14.8	16.0	(8%)	24.7	(40%)
Copper produced	tonnes	4,409	4,489	(2%)	5,883	(25%)
Total equivalent gold produced	000' eq oz	29.4	29.2	1%	41.4	(29%)
Total equivalent gold sold	000' eq oz	29.2	26.1	12%	44.1	(34%)
AISC	US$/oz	637	1,412	(55%)	(4)	(16025%)
AISC	US$/ eq oz	2,590	3,015	(14%)	1,372	89%
AIC	US$/oz	1,075	1,928	(44%)	475	126%
AIC	US$/ eq oz	2,815	3,294	(15%)	1,667	69%
Sustaining capital expenditure	US$m	0.9	0.6	50%	0.7	29%
Non-sustaining capital expenditure	US$m	3.5	4.1	(15%)	11.0	(68%)
Total capital expenditure	US$m	4.4	4.7	(6%)	11.7	(62%)

September 2026 quarter compared with the June 2026 quarter

Gold-equivalent production increased by 1% to 29,400oz in the September quarter from 29,200oz in the June quarter, mainly due to higher tonnes milled and higher price factor, partially offset by lower gold head grade.

AIC per gold ounce sold decreased by 44% to US$1,075/oz in the September quarter from US$1,928/oz in the June quarter, mainly due to lower cost of sales before amortisation and depreciation, higher by-product credit to cost and higher gold sold, compared to the June quarter.

Total capital expenditure decreased by 6% to US$4m in the September quarter from US$5m in the June quarter, mainly due to the construction activities of the in-pit tailings deposition concluded in the September quarter.

September 2026 quarter compared with the September 2025 quarter

Gold-equivalent production decreased by 29% to 29,400 oz in the September 2026 quarter from 41,400 oz in September 2025 quarter mainly due to lower processed grades, resulting from low-grade stockpile rehandling which started in November 2025.

AIC per gold ounce sold increased by 126% to US$1,075/oz in the September 2026 quarter from US$475/oz in the September 2025 quarter, mainly due to the negative impact of the gold inventory change resulting from the processing of low grade stockpiles, and lower-gold sold in September 2026 quarter compared to September 2025 quarter.

Total capital expenditure decreased by 62% to US$4m in the September 2026 quarter from US$12m in the September 2025 quarter, mainly due to the construction timing of the in-pit tailings facility which started in the September 2025 quarter and concluded with lower construction activities in the September 2026 quarter.

13 **Gold Fields** Operational Update September Quarter 2026

Underground and surface

Ounces with metric tonnes and grade		Total Mine Operations including Discontinued Operations	Total Mine Operations excluding Discontinued Operations	Peru	Chile	Ghana	South Africa	Australia				Discontinued
				Cerro Corona	Salares Norte	Tarkwa	South Deep	Agnew	St Ives	Granny Smith	Gruyere	Damang
Tonnes mined (000 tonnes)* – underground ore	Sept 2026	1,712	1,712	–	–	–	457	315	602	338	–	–
	Jun 2026	1,579	1,579	–	–	–	443	282	508	345	–	–
	Sept 2025	1,660	1,660	–	–	–	432	298	573	357	–	–
– underground waste	Sept 2026	630	630	–	–	–	75	168	260	127	–	–
	Jun 2026	665	665	–	–	–	60	214	251	140	–	–
	Sept 2025	728	728	–	–	–	90	279	227	131	–	–
– surface ore	Sept 2026	7,167	7,167	–	1,058	2,672	–	–	1,184	–	2,253	–
	Jun 2026	6,705	6,604	–	1,491	2,469	–	–	766	–	1,878	101
	Sept 2025	9,750	9,466	5,155	–	2,730	–	–	559	–	1,022	284
– total	Sept 2026	9,509	9,509	–	1,058	2,672	532	483	2,046	465	2,253	–
	Jun 2026	8,949	8,848	–	1,491	2,469	503	496	1,525	485	1,878	101
	Sept 2025	12,138	11,854	5,155	–	2,730	522	577	1,359	488	1,022	284
Grade mined (grams per tonne) – underground ore	Sept 2026	5.0	5.0	–	–	–	5.7	5.3	3.7	6.3	–	–
	Jun 2026	5.5	5.5	–	–	–	5.4	6.4	4.4	6.5	–	–
	Sept 2025	5.5	5.5	–	–	–	6.1	7.1	3.4	6.7	–	–
– surface ore	Sept 2026	1.7	1.7	–	5.8	1.0	–	–	0.9	–	1.1	–
	Jun 2026	1.9	2.0	–	5.2	1.1	–	–	1.0	–	1.0	0.8
	Sept 2025	0.9	0.9	0.5	–	1.3	–	–	1.6	–	1.0	1.1
– total	Sept 2026	2.3	2.3	–	5.8	1.0	4.9	5.3	1.8	6.3	1.1	–
	Jun 2026	2.6	2.6	–	5.2	1.1	4.7	6.4	2.4	6.5	1.0	0.8
	Sept 2025	1.5	1.6	0.5	–	1.3	5.1	7.1	2.5	6.7	1.0	1.1
Gold mined (000 ounces)* – underground ore	Sept 2026	277.6	277.6	–	–	–	83.4	53.3	72.0	68.9	–	–
	Jun 2026	278.4	278.4	–	–	–	76.5	58.4	71.8	71.7	–	–
	Sept 2025	293.1	293.1	–	–	–	85.4	68.0	63.4	76.4	–	–
– surface ore	Sept 2026	392.6	392.6	–	197.1	86.4	–	–	33.0	–	76.1	–
	Jun 2026	419.9	417.3	–	247.1	86.2	–	–	25.5	–	58.5	2.5
	Sept 2025	273.2	263.4	84.0	–	116.8	–	–	28.7	–	34.1	9.8
– total	Sept 2026	670.2	670.2	–	197.1	86.4	83.4	53.3	105.0	68.9	76.1	–
	Jun 2026	698.3	695.7	–	247.1	86.2	76.5	58.4	97.3	71.7	58.5	2.5
	Sept 2025	566.3	556.5	84.0	–	116.8	85.4	68.0	92.1	76.4	34.1	9.8
Ore milled/treated (000 tonnes) – underground ore	**Sept 2026**	**1,760**	**1,760**	**–**	**–**	**–**	**453**	**311**	**653**	**343**	**–**	**–**
	Jun 2026	1,547	1,547	–	–	–	430	328	431	358	–	–
	Sept 2025	1,653	1,653	–	–	–	420	305	581	348	–	–
– underground waste	**Sept 2026**	**51**	**51**	**–**	**–**	**–**	**51**	**–**	**–**	**–**	**–**	**–**
	Jun 2026	29	29	–	–	–	29	–	–	–	–	–
	Sept 2025	48	48	–	–	–	48	–	–	–	–	–
– surface ore	**Sept 2026**	**9,255**	**9,255**	**1,716**	**479**	**3,813**	**325**	**–**	**533**	**–**	**2,388**	**–**
	Jun 2026	9,055	8,868	1,592	530	3,621	217	–	588	–	2,320	186
	Sept 2025	9,182	7,967	1,563	368	3,826	333	–	494	–	1,383	1,214
– total	**Sept 2026**	**11,066**	**11,066**	**1,716**	**479**	**3,813**	**829**	**311**	**1,187**	**343**	**2,388**	**–**
	Jun 2026	10,631	10,444	1,592	530	3,621	676	328	1,018	358	2,320	186
	Sept 2025	10,882	9,668	1,563	368	3,826	801	305	1,075	348	1,383	1,214

14 **Gold Fields** Operational Update September Quarter 2026

Ounces with metric tonnes and grade		Total Mine Operations including Discontinued Operations	Total Mine Operations excluding Discontinued Operations	Peru	Chile	Ghana	South Africa	Australia				Discontinued
				Cerro Corona	Salares Norte	Tarkwa	South Deep	Agnew	St Ives	Granny Smith	Gruyere	Damang
Yield (Grams per tonne) – underground ore	**Sept 2026**	**4.7**	**4.7**	**–**	**–**	**–**	**5.4**	**4.7**	**3.3**	**6.1**	**–**	**–**
	Jun 2026	5.3	5.3	–	–	–	5.5	5.5	4.5	6.0	–	–
	Sept 2025	5.1	5.1	–	–	–	5.6	6.3	3.2	6.2	–	–
– surface ore	**Sept 2026**	**1.2**	**1.2**	**0.5**	**8.8**	**0.8**	**0.1**	**–**	**1.1**	**–**	**0.9**	**–**
	Jun 2026	1.3	1.3	0.6	9.6	0.8	0.1	–	1.3	–	0.9	0.5
	Sept 2025	1.3	1.4	0.8	9.5	1.0	0.1	–	1.8	–	0.9	0.6
– combined	**Sept 2026**	**1.7**	**1.7**	**0.5**	**8.8**	**0.8**	**3.0**	**4.7**	**2.3**	**6.1**	**0.9**	**–**
	Jun 2026	1.9	1.9	0.6	9.6	0.8	3.5	5.5	2.6	6.0	0.9	0.5
	Sept 2025	1.8	2.0	0.8	9.5	1.0	3.0	6.3	2.6	6.2	0.9	0.6
Gold produced (000 ounces)* – underground ore	**Sept 2026**	**263.6**	**263.6**	**–**	**–**	**–**	**79.2**	**46.7**	**70.3**	**67.4**	**–**	**–**
	Jun 2026	264.1	264.1	–	–	–	75.5	57.5	61.7	69.4	–	–
	Sept 2025	268.4	268.4	–	–	–	76.3	62.1	60.5	69.5	–	–
– surface ore	**Sept 2026**	**357.4**	**357.4**	**29.4**	**135.9**	**101.2**	**1.6**	**–**	**19.1**	**–**	**70.2**	
	Jun 2026	385.4	382.3	29.2	163.7	97.5	1.0	–	24.4	–	66.5	3.1
	Sept 2025	369.8	347.1	41.4	112.2	122.9	1.5	–	28.5	–	40.6	22.7
– total	**Sept 2026**	**621.0**	**621.0**	**29.4**	**135.9**	**101.2**	**80.8**	**46.7**	**89.4**	**67.4**	**70.2**	**–**
	Jun 2026	649.4	646.4	29.2	163.7	97.5	76.5	57.5	86.1	69.4	66.5	3.1
	Sept 2025	638.2	615.5	41.4	112.2	122.9	77.8	62.1	89.0	69.5	40.6	22.7

* *Excludes surface material at South Deep*

15 **Gold Fields** Operational Update September Quarter 2026

Forward-looking statements

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "aim", "anticipate", "will", "would", "expect", "may", "could", "believe", "target", "estimate", "project" and words of similar meaning.

These forward-looking statements, including among others, those relating to Gold Fields' future business strategy, development activities (including the approvals, permitting, development operations and final investment decisions relating to the Windfall Project) and other initiatives, anticipated benefits of acquisitions or joint ventures, (including as to whether the proposed combination with Northern Star will be completed, the terms and timing and anticipated benefits or synergies of the proposed combination), ability to successfully renew, extend and/or retain mining rights, licences, development or fiscal stability agreements (including, in particular, the renewal of the Tarkwa mining leases and Development Agreement), or other interests (including the satisfaction of licence conditions), ability to conclude divestments on favourable terms (if at all), business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields' Integrated Annual Report 2025 filed with the Johannesburg Stock Exchange and the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 30 March 2026 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements and any other financial information contained in this announcement have not been reviewed or reported on by the Company's external auditors. This announcement is the responsibility of the Gold Fields Board of Directors.

Non-IFRS measures

This announcement includes certain non-International Financial Reporting Standards (IFRS) financial measures, including, net debt (including and excluding lease liabilities), adjusted EBITDA, sustaining capital expenditure, non-sustaining capital expenditure, all-in sustaining cost (AISC) and total all-in cost (AIC). These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Gold Fields financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The financial information contained in this announcement has not been reviewed or reported on by Gold Fields' external auditors.

The key non-IFRS measures used include net debt (including and excluding lease liabilities), adjusted EBITDA, sustaining capital expenditure, non-sustaining capital expenditure, all-in sustaining cost (AISC) and total all-in cost (AIC). The applicable criteria on the basis of which this information has been prepared is set out in the notes accompanying the announcement.

16 **Gold Fields** Operational Update September Quarter 2026

Administration and corporate information Interim Company Secretary Andiswa Ndoni Mobile: +27 83 863 8854 Email: andiswa.ndoni@goldfields.com Email: gflgroupcosec@goldfields.com Registered office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Office of the United Kingdom Secretaries London St James’s Corporate Services Limited Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 3869 0706 Email: general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon P O Box 43006 Providence RI 02940-3078 Overnight correspondence should be sent to: BNY Mellon 150 Royall St., Suite 101 Canton, MA 02021 Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign Email: shrrelations@cpushareownerservices.com Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor and media enquiries Jongisa Magagula Mobile: +27 82 562 5288 Email: jongisa.magagula@goldfields.com Shilan Modi Mobile: +27 79 500 5782 Email: shilan.modi@goldfields.com Email: investor.relations@goldfields.com Kershnee Govender Mobile: +27 83 564 4090 Email: kershnee.govender@goldfields.com Email: media@goldfields.com Transfer Secretaries South Africa Computershare Investor Services (Proprietary) Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 Private Bag X9000 Saxonwold 2132 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom MUFG Corporate Markets (formerly Link Group) Central Square 29 Wellington Street Leeds LSI 4DL United Kingdom Tel: +44 (0) 371 664 0300 Email: shareholderenquiries@cm.mpms.mufg.com Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales. Email: shareholderenquiries@cm.mpms.mufg.com Website www.goldfields.com Listings JSE / NYSE JF MacKenzie*† (Chairperson), MJ Fraser∞ (Chief Executive Officer), AT Dall∞ (Chief Financial Officer), A Andani#† ZBM Bassa†, MC Bitar@† ,TP Goodlace†, SL McCrae^^†, JE McGill^†, MI Rawlinson*†, PG Sibiya† and CAT Smit† ^ Australian * British @Chilean #Ghanaian ^^Canadian †Independent director ∞Non-independent director 17 Gold Fields Operational Update September Quarter 2026